UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of July, 2004

Commission File Number 001-14487

TELE NORTE LESTE PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Tele Norte Leste Holding Company
(Translation of Registrant's name in English)

Rua Humberto de Campos, 425 - 8º andar
Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

SIGNATURES

  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 30, 2004

TELE NORTE LESTE PARTICIPAÇÕES S.A.

By:-_________________________
Name: Marcos Grodetsky T itle: Investor Relations Officer

Tele Norte Leste Participações S.A. (NYSE:TNE) disclosed preliminary consolidated unaudited information for the 2 nd quarter of 2004 and comparable figures for the previous quarter and the same quarter of 2003.

Preliminary Results - 2Q04

				% Change
Financial (R$ million)	2Q03	1Q04	2Q04	2Q04/1Q04	2o.Q04/2o.Q03
Gross Revenue	4,570	5,145	5,315	3.3%	16.3%
Net Revenue	3,343	3,689	3,798	3.0%	13.6%
EBITDA	1,470	1,680	1,544	-8.1%	5.0%
EBITDA Margin (%)	44.0%	45.6%	40.7%
Income after Taxes & Profit Sharing	-165.5	220.4	78.3	-64.5%	-
Total Debt	11,394	12,005	12,200	1.6%	7.1%
Cash	1,875	3,617	4,845	34.0%	158.4%
Net Debt	9,519	8,388	7,355	-12.3%	-22.7%
Capex	295	197	337	71.1%	14.2%

Operational	jun/03	mar/04	jun/04	jun04/mar04	jun04/jun03
TMAR- Lines in Service - LIS (thousand)	14,901	15,123	15,199	0.5%	2.0%
Oi -Subscribers (thousand)	2,236	4,408	5,093	15.5%	127.8%
ADSL - Velox Subscribers (thousand)	84.7	284.5	344.6	21.1%	307.0%

The Company continues to deliver solid year over year operating performance, in particular the growth in its customer base across all operations and continued market share gains, chiefly in the long-distance, data and wireless segments. As a result, net debt was decreased by R$1,033 million, to finish the quarter at R$ 7,355 million. Along with the disclosure of Telemar's quarterly earnings report on July 29, 2004, the Company will communicate a revised estimate for debt for the end of 2004, as well as more detailed information on the quarterly results.

The main event for the 2nd quarter was significant growth (15.5%) in Oi's customer base, which represented net additions of 685 thousand new customers, supporting the company's expectation for achieving 6.5 million clients by year end. The increased customer base resulted in an increase of R$102.0 million in "Cost of Goods Sold" (handsets and accessories) when compared with the previews quarter, bringing the EBITDA margin down in 2Q04.

Additionally, an increase in provisions (for labor and civil claims in particular), of R$69.3 million compared to 1Q04 also contributed to the decrease in margins. These higher provisions reflect the increase in judicial claims, mostly labor suits, driven by layoffs upon the end of PAM (Program for the Early Achievement of Targets) in 2001.

Rio de Janeiro, July 13, 2004.

Marcos Grodetzky

Chief Financial and Investor Relations Officer

For more information, please contact:

TNE - INVESTOR RELATIONS invest@telemar.com.br	GLOBAL CONSULTING Kevin Kirkeby (kkirkeby@hfgcg.com) Tel: 1-646-284-9416